UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

15005012

Received SEC
JAN 08 2015
Washington, DC 20549

No Act
PE 12/11/14

January 8, 2015

Benjamin G. Lombard
Reinhart Boerner Van Deuren s.c.
blombard@reinhartlaw.com

Act: 1934
Section:
Rule: 14a-8(ODS)
Public
Availability: 1-8-15

Re: The Female Health Company
Incoming letter dated December 11, 2014

Dear Mr. Lombard:

This is in response to your letter dated December 11, 2014 concerning the shareholder proposal submitted to FHC by Avram Fisher. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Long Cast Advisors
c/o Avram Fisher

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Female Health Company
Incoming letter dated December 11, 2014

The proposal relates to compensation.

There appears to be some basis for your view that FHC may exclude the proposal under rule 14a-8(e)(2) because FHC received it after the deadline for submitting proposals. We note in particular your representation that FHC did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if FHC omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that FHC did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we waive the 80-day requirement.

Sincerely,

Adam F. Turk
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Reinhart
Attorneys at Law

RECEIVED

2014 DEC 22 PM 3:43

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 11, 2014

Reinhart Boerner Van Deuren s.c.
P.O. Box 2965
Milwaukee, WI 53201-2965

1000 North Water Street
Suite 1700
Milwaukee, WI 53202

Telephone: 414-298-1000
Facsimile: 414-298-8097
Toll Free: 800-553-6215
reinhartlaw.com

Benjamin G. Lombard, Esq.
Direct Dial: 414-298-8225
blombard@reinhartlaw.com

DELIVERED BY COURIER

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: <u>The Female Health Company – Shareholder Proposal of Avram Fisher</u>

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, this letter is to inform you that our client, The Female Health Company (File No. 001-13602) ("FHC" or the "Company"), intends to omit from its proxy statement and form of proxy for the 2015 annual meeting of its shareholders (the "2015 Proxy Materials") a proposal and supporting statement (the "Proposal") received from Avram Fisher (the "Proponent"). The Proposal requests that "the board adopt a compensation system using Returns on Incremental Invested Capital (ROIIC) targets." The Proposal is attached to this letter as Exhibit A.

On behalf of FHC, we respectfully request the concurrence of the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") in our opinion that the Proposal may be excluded from the 2015 Proxy Materials. As discussed in more detail below, the Proposal may properly be excluded from the 2015 Proxy Materials under Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner.

The Company intends to begin distribution of its definitive 2015 Proxy Materials on or about January 27, 2015 and to hold its 2015 annual meeting of shareholders on March 19, 2015. Although this letter is being filed later than eighty calendar days before the Company's intended filing date for its definitive 2015 Proxy Materials with the Commission, such filing should be excused for good cause pursuant to Rule 14a-8(j) because the Proponent's Proposal was first received on December 8, 2014, more than 60 days after the deadline for submission and approximately 50 days before the intended filing date for the Company's 2015 Proxy Materials.

Grounds for Exclusion - The Proposal was not Submitted in a Timely Manner under Rule 14a-8(e)

The Proposal may be properly omitted in accordance with Rule 14a-8(e) because the Proponent failed to submit the Proposal in a timely manner. Rule 14a-8(e)(2) provides that proposals for a regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." The Company held its 2014 annual meeting on March 20, 2014, and will hold its 2015 annual meeting on March 19, 2015, and as a result the 120 day deadline applies to the Proposal.

The Company's 2014 Proxy Statement was dated and released to shareholders on January 28, 2014, and on Page 30 of the Company's 2014 Proxy Statement, the Company informed shareholders that the deadline for submission of shareholder proposals for inclusion in the Company's proxy soliciting material for its 2015 annual meeting of shareholders in accordance with Rule 14a-8 was October 1, 2014 (see copy attached as Exhibit B). That date is 120 calendar days before January 28, 2015.

The Proponent's submission was dated December 2, 2014, was sent by regular mail and was received by the Company on December 8, 2014 (as evidenced by the date stamp the Company placed on the letter). Accordingly, the Proposal was not received by the Company until long after the October 1, 2014 deadline.

For the foregoing reasons, the Company may properly exclude the Proposal from the 2015 Proxy Materials under Rule 14a-8(e).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff agree that it will not recommend enforcement action if the Company omits the Proposal from its 2015 Proxy Materials. Given the fact that the Proposal was received after the 80 day period for the Company to submit its reasons for exclusion of the Proposal under Rule 14a-8(j), the Company also respectfully requests that the Staff agree that the Company had good cause for missing that deadline and waive such deadline. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response.

Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. One additional copy of this letter is enclosed, and I ask that you acknowledge receipt by stamping that copy and returning it in the enclosed self-addressed stamped envelope. You may direct any communications to the Company by e-mail to Michele Greco, Executive Vice President and Chief Financial Officer of the Company at mgreco@femalehealthcompany.com, with a copy to me at blombard@reinhartlaw.com. A copy of this letter and its attachments is being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing the Proponent of the Company's intention to omit the Proposal from the 2015 Proxy Materials. A copy of the Company's cover letter to the Proponent is attached to this letter as Exhibit C. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (414) 298-8225.

Yours very truly,

Benjamin G. Lombard

Encs.

cc Long Cast Advisors
c/o Avram Fisher

FISMA & OMB Memorandum M-07-16

Michele Greco
Executive Vice President and Chief Financial Officer
The Female Health Company
515 North State Street
Suite 2225
Chicago, IL 60654

25980920

Exhibit A

DEC - 8 2014

Long Cast Advisors
C/O Avram Fisher

FISMA & OMB Memorandum M-07-16

The Female Health Company
c/o Secretary, William Gargiulo, Jr.
515 North State Street
Suite 2225
Chicago, Illinois 60654

December 2, 2014

Mr. Secretary

I write in accordance with Rule 14a-8 regarding a proposal for inclusion in the proxy materials for the 2015 Annual Meeting of Shareholders.

In light of recent changes at the company and within the industry it serves, I am writing to recommend that the board adjust its compensation system towards one that promotes the best and highest use of capital.

The current system - based simply on unit sales and operating margin targets - has as its greatest virtue, simplicity. It is not ideal but neither is it inappropriate for a single product company in an industry characterized as a monopoly.

But in the last year, these attributes changed:

- The company is changing its single product status. Management decided that the company would diversify its product portfolio via acquisition and no longer remain a single product company. Concurrent with this announcement, the company suspended its dividend.
- The industry is no longer a monopoly. Cupid LTD, which in 2012 received WHO / UNFPA prequalification, announced two orders in the last year totaling by my estimate 4.5M units to South Africa*[1].

Because of these changes to the company and industry, the old incentive compensation system is no longer relevant.

I therefore propose that the board adopt a compensation system using Returns on Incremental Invested Capital (ROIIC) targets. This is a better choice for a multi-product company that recently diverted capital from its shareholders to fund internal and acquired growth. I believe ROIIC to be the best method of ensuring that the dividends shareholders no longer receive are allocated towards the best and highest possible returns.

---

[1] Two announcements: November 2013, RS 7.74 crore and August 2014, RS 5.7 crore (links below). I estimate these total roughly $2.25M or 4.5M units assuming $0.50 / unit.
http://www.bseindia.com/xml-data/corpfiling/AttachHis/Cupid_Ltd_220814.pdf
http://www.bseindia.com/xml-data/corpfiling/AttachHis/Cupid_Ltd_081113.pdf

If the board prefers a less complicated incentive compensation system, I suggest it explore Economic Value Add or even simply growth in Cash EPS as two better choices than the existing system in an increasingly competitive market and for a company seeking out its first acquisition.

I believe management to be wise, capable and thoughtful; I would not be a shareholder otherwise. A compensation structure that rewards wise, capable and thoughtful capital allocation would be the best way to ensure that the owners of the company, who no longer have access to the company's capital, are getting the best value for their shares.

Sincerely

Avram Fisher

FISMA & OMB Memorandum M-07-16

CC:
O.B. Parrish, Chairman
Karen King, CEO ✓
Brian Bares, Institutional Shareholder

(a) a representation that the person sending the notice is a shareholder of record on the record date for the meeting and will remain such through the meeting date,
(b) the name and address of such shareholder, *see above*
(c) the number of shares of our Common Stock which are beneficially owned by such shareholder and any other ownership interest of the shareholder in shares of our Common Stock, whether economic or otherwise, including derivatives and hedges, *I own 4,000 shares*
(d) a representation that such shareholder intends to appear in person or by proxy at such meeting to make the nomination or move the consideration of other business set forth in the notice, *see above*
(e) if the proposal relates to any business to be brought before the meeting other than election of directors, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and any material interest of the shareholder in such business, *see above*
(f) if the proposal relates to the nomination of a candidate for election as director, the name, age, address (business and residence), principal occupation or employment of each nominee, the number of shares of our Common Stock beneficially owned by each nominee and any other ownership interest by such person in shares of our Common Stock, whether economic or otherwise, including derivatives and hedges and any other information relating to each nominee that would be required to be disclosed in a definitive proxy statement to shareholders prepared in connection with an election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934. *Does not relate to nomination of director*

Karen. I hope you'll also look at SHG Enterprises, the company I mentioned when we spoke last week. After earnings. Seems like a great product that could fit right into your distribution channels.
Also, eager to connect next time you're meeting with investors in NYC. Thank you / Avi

Exhibit B

Table of Contents

Board of Directors Recommendation

The Board of Directors recommends a vote "FOR" the non-binding advisory resolution approving our executive compensation.

PROPOSALS FOR 2015 ANNUAL MEETING

Any shareholder who desires to submit a proposal for inclusion in the proxy materials for the 2015 Annual Meeting of Shareholders in accordance with Rule 14a-8 must submit the proposal in writing c/o Secretary, The Female Health Company, 515 North State Street, Suite 2225, Chicago, Illinois 60654. We must receive a proposal by October 1, 2014 (120 days prior to the anniversary of the mailing date of this Proxy Statement) in order to consider it for inclusion in the proxy materials for the 2015 Annual Meeting of Shareholders.

Shareholder proposals that are not intended to be included in the proxy materials for the 2015 Annual Meeting of Shareholders, but that are to be presented by a shareholder from the floor are subject to advance notice provisions in our by-laws. According to our by-laws, in order to be properly brought before the meeting, a proposal not intended for inclusion in our proxy materials must be received at our principal offices no later than December 20, 2014, which is 90 calendar days prior to the anniversary of this year's meeting date, and no earlier than November 20, 2014, which is 120 calendar days prior to the anniversary of this year's meeting date, and the notice must set forth the following: (a) a representation that the person sending the notice is a shareholder of record on the record date for the meeting and will remain such through the meeting date, (b) the name and address of such shareholder, (c) the number of shares of our Common Stock which are beneficially owned by such shareholder and any other ownership interest of the shareholder in shares of our Common Stock, whether economic or otherwise, including derivatives and hedges, (d) a representation that such shareholder intends to appear in person or by proxy at such meeting to make the nomination or move the consideration of other business set forth in the notice, (e) if the proposal relates to any business to be brought before the meeting other than election of directors, a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and any material interest of the shareholder in such business, and (f) if the proposal relates to the nomination of a candidate for election as director, the name, age, address (business and residence), principal occupation or employment of each nominee, the number of shares of our Common Stock beneficially owned by each nominee and any other ownership interest by such person in shares of our Common Stock, whether economic or otherwise, including derivatives and hedges and any other information relating to each nominee that would be required to be disclosed in a definitive proxy statement to shareholders prepared in connection with an election of directors pursuant to Section 14(a) of the Securities Exchange Act of 1934. If the notice does not comply with the requirements set forth in our by-laws, the chairman of the meeting may refuse to acknowledge the matter. If the chairman of the meeting decides to present a proposal despite its untimeliness, the people named in the proxies solicited by the Board of Directors for the 2015 Annual Meeting of Shareholders will have the right to exercise discretionary voting power with respect to such proposal.

ANNUAL REPORT

We are required to file an Annual Report, called a Form 10-K, with the SEC. A copy of the Annual Report on Form 10-K for the year ended September 30, 2013 will be provided without charge on written request of any shareholder whose proxy is being solicited by the Board of Directors. The written request should be directed to: Secretary, The Female Health Company, 515 North State Street, Suite 2225, Chicago, Illinois 60654.

Exhibit C

THE FEMALE HEALTH COMPANY

515 North State Street
Suite 2225
Chicago, Illinois 60654

312.595.9123 • FAX 312.595.9122
www.femalehealth.com

December 10, 2014

DELIVERED BY OVERNIGHT COURIER

Long Cast Advisors
C/O Avram Fisher

FISMA & OMB Memorandum M-07-16

Dear Mr. Fisher:

We have received the proposal you submitted under Rule 14a-8. Let me start by saying that we encourage communications with our shareholders and value your input on a topic as important as executive compensation.

Rule 14a-8 establishes a deadline for receipt of shareholder proposals, which is 120 days prior to the anniversary date of the mailing of the Company's proxy statement for the previous annual meeting. For the Company's upcoming 2015 annual meeting, the deadline was October 1, 2014 since we mailed our 2014 proxy statement on January 28, 2014. We disclosed this deadline on page 30 of our 2014 proxy statement as required by SEC rules. Because you missed the deadline, and we are already well in the process of planning for our 2015 proxy statement and would not be able to give your proposal the serious consideration it deserves before we mail our 2015 proxy statement, we will not include your proposal in the proxy statement and our counsel has submitted the enclosed request to the staff of the SEC's Division of Corporation Finance that it concur with that decision.

Even though we are not including your proposal in the proxy statement for consideration by shareholders, we will submit your letter to the Compensation Committee for consideration of your ideas.

Sincerely,

Karen King
President and Chief Executive Officer

Encs.